CTI INDUSTRIES CORPORATION
22160 North Pepper Road
Barrington, Illinois 60010
(847) 382-1000
January 18, 2007

VIA FACSIMILE AND EDGAR

Ms. Brigitte Lippmann
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 7010
Washington, DC 20549

Re:	CTI Industries Corporation (the “Company”)
Form S-1 Filed December 28, 2006
File No. 333-139715

Dear Ms. Lippmann:

At the request of the U.S. Securities and Exchange Commission (the “Commission”) we are providing this letter in response to certain comments made in the Commission’s letter dated January 11, 2007 to the Company (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

Signatures, page II-7

COMMENT 1:	Please revise to also identify your chief executive officer and chief accounting officer or controller. See Instruction 1 to Part II, Signatures on Form S-1.

RESPONSE:
In response to the Commission’s comment, we have amended our Registration Statement to identify our chief executive officer and chief accounting officer on page II-7 of Amendment No. 1 to the Registration Statement, as filed with the Commission on January 17, 2007 (“Amendment No. 1”).

Exhibit 5 - Vanasco Genelly & Miller Opinion

COMMENT 2:
Counsel cannot assume that the individuals signing the documents have the legal authority to do so. Please revise the assumption in the second paragraph of the opinion accordingly. We would not object if counsel assumes that the persons identified as officers are actually serving as such.

Ms. Brigitte Lippmann
January 18, 2007

RESPONSE:
We have instructed Vanasco Genelly & Miller to amend the legal opinion (the “Opinion”) to address this Comment No. 2 and accordingly, the Opinion has been modified to exclude the assumption that the individuals signing the documents have the legal authority to do so. A revised Opinion has been attached to Amendment No. 1 as Exhibit 5.1.

COMMENT 3:
In paragraph 2 of the opinion, please revise the last sentence to clarify that when issued and delivered “as contemplated by the registration statement” (or words to that effect), the Shares will be validly issued, fully paid and nonassessable.

RESPONSE:
In response to this Comment No. 3, the Opinion has been modified to include the following language: “the Company Securities, upon issuance and sale by the Company in the manner and for the consideration as contemplated in the Registration Statement, will be validly issued, fully paid and non-assessable.”

COMMENT 4:
We note counsel’s opinion in paragraph 7 relating to the effectiveness of the registration statement. Please note that the signed opinion must be filed prior to effectiveness of the registration statement.

RESPONSE:	In light of the Commission’s Comment No. 4 above, the Company has filed a fully executed Opinion as Exhibit 5.1 to Amendment No. 1.

COMMENT 5:	Please delete as inappropriate the penultimate paragraph of the opinion.

RESPONSE:	In response to the Commission’s Comment No. 5, the second-to-last paragraph of the Opinion has been deleted in its entirety.

COMMENT 6:	You can limit reliance with regard to purpose, but not person. Please revise the last paragraph of the opinion.

RESPONSE:	In response to the Commission’s Comment No. 6, the last paragraph of the Opinion has been revised accordingly.

Ms. Brigitte Lippmann
January 18, 2007

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initialed by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response letter serves as an adequate response to the Comment Letter. In order to expedite review, we are also providing to the Commission via Federal Express a marked version of Amendment No. 1 against the Registration Statement previously filed on December 28, 2006, as well as a marked version of the Opinion against the version previously filed with the Commission on Edgar as Correspondence on or about January 9, 2007. Please do not hesitate to contact Mr. Matthew L. Ogurick, Esq. at (305) 539-3352 or the Company if further clarification or additional information is required.

Sincerely,

/s/ Howard W Schwan
Howard W Schwan President and Chief Executive Officer